FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the month of January 2004

VERNALIS GROUP PLC
(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham
Berkshire RG41 5UA
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – ____).

Enclosures:

1. News release dated January 27, 2004 announcing the Company’s interim results for the six months ended 31 October 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004	Vernalis Group plc

By: /s/ Peter Worrall

Peter Worrall
Finance Director and
Company Secretary

News release

27 January 2004

Vernalis plc: interim results for the
six months ended 31 October 2003

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces its interim results for the six months ended 31 October 2003.

Vernalis has been transformed during 2003 through two substantial business combinations, and the Company is continuing to achieve further advances through important pipeline progress with four products in clinical development and one in pre-clinical development. Extensive post-merger restructuring is continuing to take place to reduce the cost base of the business.

Highlights

Financial
•	Revenue: £7.0 million (2002: £5.2 million)
•	Total operating loss: £20.5 million. Operating loss before acquisitions reduced to £12.3 million (2002: £18.2 million) .
•	Cash and short term investments of £39.7 million at 31 October 2003 reduced to £27.0 million at 30 November 2003 after repayment of Roche loan, outstanding merger expenses and certain restructuring costs
•	Substantial progress in the integration of Vernalis Group, British Biotech and RiboTargets with combined headcount reduced so far from 271 to 145 and anticipated full-year cost savings of £12.9 million
•	Placing and open offer by Vernalis Group plc in May 2003 raised £14.4 million, net of expenses

Frovatriptan
•	Continued growth of frovatriptan prescriptions in North America and Europe
•	Initiation of a second Phase IIIb study with frovatriptan for short-term prophylaxis of menstrually-associated migraine

Product Portfolio
•	Stringent review completed of the Company’s R&D portfolio
•	Continuing advances with priority pipeline products
•	BB-10153 Phase II dose escalation study in acute myocardial infarction patients ongoing
•	Single and multiple dose elements of Phase I programme with R-140, a new treatment for cancer pain, successfully completed
•	Initiation of Phase I clinical studies with VR-2006, a potential new treatment for Parkinson’s disease

Research
•	Roche selects development candidate to treat obesity from 5HT2C receptor agonist research programme
•	Cancer research collaboration initiated with Novartis Institutes for Biomedical Research Inc.

Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
t: + 44 (0)118 977 3133   f: + 44 (0)118 989 9300 www.vernalis.com

Registered in England and Wales No. 2304992; Registered office as above

Vernalis plc: interim results for the
six months ended 31 October 2003

Commenting on the results, Vernalis Chief Executive Officer Simon Sturge said: “Following the mergers of 2003 we have streamlined the company's product pipeline to focus on our most promising opportunities and have cut costs significantly. Looking ahead, in 2004 we will reach a number of important R&D milestones. I am confident that passing these will enable us to progress our strategy of building a sustainable, self-funding biotech business.”

2004 anticipated newsflow

•	Preliminary financial results for 2003	March 04
•	Frovatriptan: complete enrolment for MAM phase III safety study	Q2 04
•	Frovatriptan: initiate confirmatory MAM Phase III efficacy study	H1 04
•	BB-10153: Phase II results	Q2 04
•	R-140: Phase I results	Q2 04
•	VR-2006: Phase Ia results	Q2 04
•	Product collaboration	Q2 04
•	Novartis: update on research collaboration	H2 04

–ends–

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)
Jon Coles; Wendel Carson
+44 (0)20 7404 5959

Northbank Communications (for trade media enquiries)
Peter Colley
+44 (0)1260 296500

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Vernalis plc: interim results for the
six months ended 31 October 2003

1. Strategy

During the six months to 31 October 2003, Vernalis made substantial progress towards its objective of building a competitive, sustainable biotechnology company. This is being achieved by building a broad portfolio of discovery projects and clinical products from internal research, by in-licensing and through the acquisition of, or merger with, other companies.

Vernalis has been created by combining three companies: British Biotech, RiboTargets and Vernalis Group. The combination of British Biotech and the privately held RiboTargets was completed in April 2003 and brought a high quality, structure-based drug discovery capability focused on novel cancer targets. The merger with Vernalis Group in September 2003 brought a marketed product, frovatriptan, a clinical portfolio and innovative discovery programmes focused on central nervous system disorders.

2. Operational review

In October 2003, Vernalis conducted a review of its research and development portfolio in order to focus on its most promising R&D pipeline products.

(i) Product Portfolio

Frovatriptan
•	Prescription data

Frovatriptan was launched in the US in the second quarter of 2002, where it is marketed as Frova™ by Elan Corporation and UCB as a treatment for migraine. Measured by prescriptions, Frova’s annualised average share of the US oral triptan migraine market in 2003 was 2.7 per cent (3.1 per cent in December 2003).

In Europe, frovatriptan has been launched by Menarini in Germany, Austria, Eire and the UK. Marketing approval was received in Switzerland in January 2004. In Germany, where frovatriptan is marketed as Allegro®, the drug’s share of the overall triptan market at the calendar year end was seven per cent.

•	Achieving a distinct label for frovatriptan for prophylaxis of menstrually-associated migraine

In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for menstrually associated migraine, which affects around 50 per cent of all women who suffer migraine. The data demonstrated a statistically highly significant improvement in the numbers of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001).

A long-term safety study is under way and a confirmatory efficacy trial is planned for H1 2004 to support extension of the existing frovatriptan label to include this novel indication. If the positive initial results are confirmed, these studies will lead to regulatory submissions in the US and Europe during 2005.

Vernalis plc: interim results for the
six months ended 31 October 2003

BB-10153
BB-10153 is a novel recombinant thrombolytic protein targeted at thrombotic disorders, in particular, stroke and peripheral artery occlusion. It is currently being evaluated by the TIMI Study Group in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). The study is evaluating BB-10153 at doses up to 10mg/kg and results are expected in Q2 2004. If this study is positive, it is intended to seek a collaborator to undertake the further development and commercialisation of BB-10153.

R-140
R-140 is a GABAA agonist targeting the treatment of pain in cancer patients. The compound entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies.

The first elements of the Phase I programme, in which R-140 has been administered to healthy volunteers both in single and multiple doses for five days, are now nearing completion. To date the drug has been well tolerated and there have been no signs of sedation. Further safety and pharmacokinetic data are being evaluated.

The next stage in development will include a Phase Ic (proof of principle) study to investigate the analgesic properties of the compound in healthy volunteers and a Phase IIa (proof of concept) study in patients. The Phase I programme is expected to be completed in H1 2004.

VR-2006
VR-2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease that is expected to possess advantages over current dopaminergic treatments. A single ascending dose study of VR-2006 in healthy male volunteers designed to investigate the drug’s safety and pharmacokinetics is ongoing. The Phase I clinical programme is expected to be completed during 2004.

5HT2C receptor agonists
Vernalis’ 5HT2C receptor agonist research programme for obesity is being undertaken in collaboration with Roche. Roche has selected a development candidate which is undergoing pre-clinical studies. Upon successful completion of pre-clinical testing, further development would also be undertaken by Roche.

Other programmes
The agreements with ImmunoGen and MethylGene to develop BB-10901 and MG98 respectively have been renegotiated. Vernalis has relinquished its rights to these products and will not undertake any further development beyond the completion of certain ongoing clinical studies.

The Company’s peptide deformylase inhibitor programme in the antibiotic field has been out-licensed in its entirety to GeneSoft. GeneSoft will be responsible for all further research and development with the Company receiving milestone and royalty payments.

An initial Phase IIa study with VML-670 in treatment-emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. These data were provided for review to Eli Lilly & Company, which has the option to further develop this product. Vernalis will not undertake any additional development.

Vernalis plc: interim results for the
six months ended 31 October 2003

(ii) Research
Vernalis’ internal research programmes are focused on oncology and CNS disorders. Vernalis’ aim is to conduct approximately half of the research programmes under collaboration agreements.

Oncology

Hsp90 inhibitors
Hsp90 is a novel drug target, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising state-of-the-art structure-based design technology to identify highly potent and specific inhibitors, with the aim of selecting a pre-clinical development candidate during 2004.

Collaboration with Novartis
In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (NIBRI) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the agreement Vernalis is providing elements of its ongoing oncology research to NIBRI for an initial six-month evaluation period after which NIBRI will have the right to enter a longer-term research and development collaboration. During the evaluation period NIBRI will both conduct its own research and fund research at Vernalis’ laboratories in Cambridge, UK.

CNS disorders

A2A receptor antagonists
A programme is under way to identify and evaluate potent, selective A2A receptor antagonists for the treatment of depression. It is expected that a development candidate will be selected during 2004. Discussions are currently being held with a number of companies interested in collaborating in this programme. Such collaborations may encompass the development of VR-2006 for Parkinson’s disease.

CB1 receptor antagonists
Selective cannabinoid CB1 receptor antagonists are being evaluated as novel treatments for obesity. They also have potential in other clinical indications including smoking cessation. The programme aims to identify a development candidate during 2004.

Other

A collaboration with Serono is focused upon identifying selective metalloenzyme inhibitors for the treatment of inflammatory/immune disorders, including multiple sclerosis. Serono has informed the Company that it is in the process of selecting a number of candidates for further development. In this event, Serono will undertake the further development of these compounds, with the Company receiving milestone and royalty payments.

Vernalis plc: interim results for the
six months ended 31 October 2003

3. 2004 anticipated newsflow

•	Preliminary financial results for 2003	March 04
•	Frovatriptan: complete enrolment for MAM phase III safety study	Q2 04
•	Frovatriptan: initiate confirmatory MAM Phase III efficacy study	H1 04
•	BB-10153: Phase II results	Q2 04
•	R-140: Phase I results	Q2 04
•	VR-2006: Phase Ia results	Q2 04
•	Product collaboration	Q2 04
•	Novartis: update on research collaboration	H2 04

4. Financial Review

The reported results of Vernalis plc for the six month period are consolidated from the results of the three constituent companies (British Biotech, Vernalis Group and RiboTargets). The combination of British Biotech and RiboTargets has been accounted for as an acquisition with an effective date of 23 April 2003. The results for RiboTargets have therefore been consolidated from this date and are included in the 2003 figures but excluded from the comparators for 2002. The combination of British Biotech and Vernalis Group has been accounted for as a merger with an effective date of 1 September 2003. The results for Vernalis Group are therefore included as if the business had always been combined and are fully reflected in both the 2003 figures and the comparators for 2002. The 2003 profit and loss account figures have been split into ‘acquisition’, reflecting RiboTargets, and ‘merged business’, reflecting British Biotech and Vernalis Group. As a result, the merged business figures for 2003 are prepared on the same basis as the comparatives for the prior periods.

Profit and loss account

The two business combinations are expected to generate substantial savings when the necessary restructuring has been completed by the end of Q1 2004. The expected annual cost savings of £12.9 million, detailed in the Listing Particulars, are expected to be achieved. By January 2004, the combined headcount of the three companies, which amounted to 271, was reduced to 145. As expected, only minor savings from this restructuring are reflected in the reported financial results to 31 October 2003. Post-merger restructuring is continuing to take place to reduce the cost base of the business.

The loss for the six months ended 31 October 2003 was £26.0 million (2002: £15.2 million). The increase is mainly due to one-off costs, principally related to the mergers and related restructuring, and the inclusion of RiboTargets operating loss in 2003.

Turnover was £7.0 million (2002: £5.2 million) and comprised £1.5 million in respect of frovatriptan (2002: £0.4 million) and £5.5 million in respect of revenue recognised under collaboration and similar agreements (2002: £4.8 million).

Vernalis plc: interim results for the
six months ended 31 October 2003

Research and development expenditure increased to £19.7 million (2002: £16.0 million) due to the inclusion of RiboTargets’ costs from April 2003. In 2003, expenditure of £11.7 million was incurred on internally funded R&D and £6.2 million on external costs associated with development of the product portfolio. In addition, intangible assets were written down by £1.8 million following the portfolio review.

Administrative expenses were £7.6 million (2002: £7.2 million) and comprised goodwill amortisation of £2.3 million (2002: £0.9 million), restructuring costs of £2.3 million (2002: £0.5 million) and other costs of £3.0 million (2002: £4.5 million). In addition, terminated deal costs of £1.3 million were incurred in 2002. The goodwill amortisation has increased due to the charge in 2003 in respect of RiboTargets. Restructuring costs result from the integration of the three businesses and will continue to be incurred until the first half of 2004. Other administrative costs reflect ongoing business overhead and have decreased due to cost reduction initiatives and a high level of legal and professional fees in 2002.

As a result, the operating loss for the period was £20.5 million (2002: £18.3 million). The operating loss for the current period before the acquisition of RiboTargets was £12.3 million.

The provision for loss on disposal of fixed assets of £2.5 million (2002: £nil) reflects the write-down of the plant and machinery at the Oxford location, which was vacated in November 2003. The Oxford property is not required within the business and is being divested.

Merger transaction expenses of £5.4 million relate to the combination of British Biotech and Vernalis Group and have been charged in the profit and loss account in line with the requirements for merger accounting.

The tax credit of £2.2 million (2002: £1.9 million) represents amounts that are expected to be received under current legislation on research and development tax credits for small and medium-sized companies.

Balance sheet

Intangible assets increased to £23.9 million (2002: £22.2 million) and comprised goodwill of £8.7 million and other intangibles of £15.2 million. Other intangibles represented the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan. Tangible assets decreased to £7.8 million (2002: £9.9 million) primarily due to the provision against the Oxford facility described above.

Debtors increased to £10.2 million (2002: £6.1 million) with the principal amounts being £5.4 million in respect of research and development tax credits and £1.2 million in respect of VAT recoverable.

Cash and short term investments were £39.7 million compared with £48.5 million at 30 April 2003 and £55.3 million at 31 October 2002. The reduction in cash and short term investments in the half-year of £8.8 million benefited from the receipt of £14.4 million from the placing and open offer completed in May 2003. Excluding this receipt, cash and short term investments reduced by £23.2 million. Payments associated with the two business combinations and related restructuring in the period were £6.0 million.

Vernalis plc: interim results for the
six months ended 31 October 2003

Creditors falling due within one year increased to £27.8 million (2002: £23.3 million) of which £5.0 million were non-cash items at the period end. The balance at 31 October 2003 included £7.2 million in respect of a convertible loan from Roche, £5.9 million due to GSK, £1.8 million in respect of unpaid transaction and restructuring costs and £5.0 million of deferred income, being the non-cash item referred to above. As a result of the change of control of Vernalis Group plc, Roche became entitled to repayment of the £7 million convertible loan (plus interest of £0.2 million) made to Vernalis Group plc in May 2002. This amount was repaid in November 2003. Under the agreement with GSK to buy out frovatriptan royalties, Vernalis is committed to making four annual payments of $5 million, the first payment having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million is due if cumulative global sales of frovatriptan exceed $300 million. After discussion with GSK, the payment due in September 2003 has been deferred for six months and, as a result, a liability to GSK of $10 million is due within one year.

Creditors falling due after more than one year reduced to £8.6 million (2002: £23.8 million) and principally comprise $10 million payable to GSK and a mortgage on the Oxford facility. Provisions for liabilities and charges increased to £3.3 million (2002: £0.3 million) and primarily relate to property dilapidation and restructuring.

Accounting period harmonisation

Vernalis has decided to adopt a financial year end of 31 December; consequently its next annual results will be for the eight-month period from 1 May to 31 December 2003. The Company expects to publish these results in March 2004.

Vernalis plc: interim results for the
six months ended 31 October 2003
Unaudited consolidated profit and loss account for the half year ended 31 October 2003

		TOTAL GROUP Half year ended 31 October 2003		Acquisition (note 3) Half year ended 31 October 2003	Merged business Half year ended 31 October 2003	Half year ended 31 October 2002		Full year ende 30 April 2003

	Note	£ 000		£ 000	£ 000	£ 000		£ 000

Turnover		6,976		72	6,904	5,158		9,143

Cost of Sales		(156)		—	(156)	(24)		(418)

Gross Profit		6,820		72	6,748	5,134		8,725

Research and development expenditure		(19,665)		(5,697)	(13,968)	(16,001)		(30,512)

Administrative expenses	4	(7,682)		(2,614)	(5,068)	(7,179)		(14,276)

Other operating expenses		—		—	—	(200)		(186)

Operating loss		(20,527)		(8,239)	(12,288)	(18,246)		(36,249)

Provision for loss on disposal of fixed assets		(2,538)		—	(2,538)	—		—
Merger transaction expenses	2	(5,396)		—	(5,396)	—		—

Loss on ordinary activities before interest and taxation		(28,461)		(8,239)	(20,222)	(18,246)		(36,249)

Interest receivable and similar income		1,553				2,392		3,542
Amounts written off investments		(836)				(799)		(799)
Interest payable and similar charges		(423)				(377)		(739)

Loss on ordinary activities before taxation		(28,167)				(17,030)		(34,245)
Tax on loss on ordinary activities		2,184				1,863		4,155

Loss for the period		(25,983)				(15,167)		(30,090)

Loss per share (basic and diluted)	7	(19.2	)p			(21.6	)p	(42.4	)p

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

Vernalis plc: interim results for the
six months ended 31 October 2003
Unaudited consolidated balance sheet

	Note	At 31 October 2003 £000	At 31 October 2002 £000	At 30 April 2003 £000

Fixed assets
Intangible assets		23,921	22,188	28,687
Tangible assets		7,808	9,943	11,564
Investments		109	1,121	1,107

		31,838	33,252	41,358

Current assets
Stock-finished goods		31	1	57
Debtors		10,231	6,147	11,985
Short-term deposits and investments		39,421	54,513	48,115
Cash at bank and in hand		308	741	338

		49,991	61,402	60,495

Current liabilities
Creditors: amounts falling due within one year	6	(27,834)	(23,283)	(20,988)

Net current assets		22,157	38,119	39,507

Total assets less current liabilities		53,995	71,371	80,865

Creditors: amounts falling due after more than one year		(8,632)	(23,770)	(24,773)
Provision for liabilities and charges		(3,313)	(250)	(2,517)

Net assets		42,050	47,351	53,575

Capital and reserves
Share capital	5	38,813	35,226	36,895
Share premium account	5	298,251	298,615	298,251
Merger Reserve	5	101,985	89,441	89,445
Other reserves	5	50,776	30,734	50,776
Profit and loss account	5	(447,775)	(406,665)	(421,792)

Total shareholders' funds		42,050	47,351	53,575

Analysis of shareholders' funds
Equity		10,343	47,351	21,868
Non-equity		31,707	—	31,707

		42,050	47,351	53,575

Approved by the Board of Directors

Vernalis plc: interim results for the
six months ended 31 October 2003
Unaudited consolidated cash flow statement for the half year ended 31 October 2003

	Half year ended 31 October 2003 £000	Half year ended 31 October 2002 £000	Full year ended 30 April 2003 £000

Net cash outflow from operating activities	(26,586)	(13,357)	(36,448)
Return on investments and servicing of finance	1,269	1,331	1,952
Taxation	2,785	1,488	3,169
Capital expenditure	92	(4,016)	(4,299)

Cash utilised by operations	(22,440)	(14,554)	(35,626)
Acquisitions – purchase of subsidiary undertaking	—	—	1,967
Management of liquid resources	8,693	8,143	27,443
Financing	13,717	6,817	6,215

(Decrease)/increase in cash in the period	(30)	406	(1)

Reconciliation of net cash flow to movement in net funds
(Decrease)/Increase in cash in the period	(30)	406	(1)
Cash outflow from decrease/(inflow from increase) in debt and lease financing	742	(6,695)	(6,291)
Cash inflow from movement in liquid resources	(8,693)	(8,143)	(27,443)
Exchange adjustment	—	24	29
Finance leases acquired with subsidiary	—	—	(1,269)
Liquid resources acquired with subsidiary	—	—	12,903

Movement in net funds in the period	(7,981)	(14,408)	(22,072)
Net funds at start of the period	38,258	60,330	60,330

Net funds at end of the period	30,277	45,922	38,258

Net funds comprise:
Cash	308	741	339
Short term deposits and investments	39,421	54,513	48,115
Loans due in more than one year	(1,215)	(8,485)	(8,350)
Loans due in less than one year	(7,270)	(270)	(270)
Finance Leases	(967)	(577)	(1,576)

	30,277	45,922	38,258

Vernalis plc: interim results for the
six months ended 31 October 2003

Notes to the financial information

1. The interim financial information on the Group set out above has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ended 30 April 2003 other than the use of merger accounting in respect of the merger of British Biotech Plc and Vernalis Group Plc. This interim financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with bulletin 1999/4 issued by the Auditing Practices Board; their report to the Company is set out overleaf. The Company's statutory accounts for the year ended 30 April, 2003 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

Vernalis is a research and development based pharmaceutical business which expects to incur further losses until revenues from royalty income and milestone receipts exceed expenditure on the product portfolio. As a result, the directors believe that the Group is likely to need additional sources of finance in due course. The directors have prepared projections which confirm that the Group expects to have sufficient cash resources for the foreseeable future and, accordingly, the interim financial information has been prepared on a going concern basis. By their nature, the projections are inherently subject to some uncertainty, particularly in respect of a lump sum payment due from Elan in June 2005 to extend the existing reduced royalty period.

2. The financial statements have been prepared using merger accounting principles in relation to the merger of Vernalis Group plc and British Biotech plc. Under merger accounting, the results, assets and liabilities and cashflows of Vernalis Group plc and British Biotech plc have been combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. The profit and loss account, balance sheet and cash flow comparatives are stated on the combined basis. The merger became effective on 1 September 2003. Following the merger, British Biotech plc changed its name to Vernalis plc.

The consolidated profit and loss accounts and balance sheets used below to show the impact of the merger are drawn up to 31 August 2003, the nearest practical date to the effective date of the merger (1 September 2003).

The following information is set out below:

(a) The nature and the amount of the accounting adjustments made to align the two companies’ accounting policies;

(b) the principal components of the profit and loss account for the current period and prior year; and

(c) the aggregated net assets at 31 August 2003, the nearest practical date to the merger.

a) Alignment of accounting policies

No adjustments have been required to the Vernalis plc financial information to reflect different accounting policies.

Vernalis plc: interim results for the
six months ended 31 October 2003

b) Analysis of consolidated profit and loss account.

(i) Six months ended 31 October 2003

	British Biotech plc Four months ended 31 August 2003 £ 000	Vernalis Group plc Four months ended 31 August 2003 £000	Vernalis plc Two months ended 31 October 2003 £ 000	Vernalis plc Six months ended 31 October 2003 £ 000

Turnover	243	3,444	3,289	6,976
Operating loss	(11,319)	(4,862)	(4,346)	(20,527)
Loss on disposal of fixed assets	(2,538)	—	—	(2,538)
Merger transaction expenses	(5,396)	—	—	(5,396)

Loss on ordinary activities before interest and taxation	(19,253)	(4,862)	(4,346)	(28,461)
Net interest receivable and similar income/charges	379	(168)	83	294

Loss on ordinary activities before taxation	(18,874)	(5,030)	(4,263)	(28,167)
Tax on loss on ordinary activities	1,060	396	728	2,184

Loss on ordinary activities after taxation	(17,814)	(4,634)	(3,535)	(25,983)

Merger transaction expenses relate only to the costs of the merger between British Biotech plc and Vernalis Group plc.

(ii) Six months ended 31 October 2002

	British Biotech plc Six months ended 31 October 2002 £ 000	Vernalis Group plc Six months ended 31 October 2002 £ 000	Total for the six months ended 31 October 2002 £ 000

Turnover	725	4,433	5,158
Operating loss	(8,882)	(9,364)	(18,246)

Loss on ordinary activities before interest and taxation	(8,882)	(9,364)	(18,246)
Net interest receivable and similar income/charges	19	1,197	1,216

Loss on ordinary activities before taxation	(8,863)	(8,167)	(17,030)
Tax on loss ordinary activities	720	1,143	1,863

Loss on ordinary activities after taxation	(8,143)	(7,024)	(15,167)

(iii) Year ended 30 April 2003

	British Biotech plc year ended 30 April 2003 £ 000	Vernalis Group plc year ended 30 April 2003 £ 000	Total for the year ended 30 April 2003 £ 000

Turnover	1,078	8,065	9,143
Operating loss	(19,862)	(16,387)	(36,249)

Loss on ordinary activities before interest and taxation	(19,862)	(16,387)	(36,249)
Net interest receivable and similar income/charges	636	1,368	2,004

Loss on ordinary activities before taxation	(19,226)	(15,019)	(34,245)
Tax on loss on ordinary activities	1,738	2,417	4,155

Loss on ordinary activities after taxation	(17,488)	(12,602)	(30,090)

Vernalis plc: interim results for the
six months ended 31 October 2003
c) Aggregated net assets of Vernalis Group plc and British Biotech plc at the time of the merger.

31 August 2003

Book value of net assets of British Biotech Plc at 31 August 2003	39,834
Book value of net assets of Vernalis Group Plc at 31 August 2003	5,751
Restated net assets at time of merger	45,585

No adjustments arose out of the alignment of accounting policies at the time of the merger.

3. In accordance with FRS3, the acquisition of RiboTargets on 23 April 2003, which was seven days before the end of the previous accounting period, has been presented separately as if it was an acquisition in the current period.

4. Administrative expenses

	TOTAL GROUP Half year ended 31 October 2003 £ 000	Acquisition (note 3) Half year ended 31 October 2003 £ 000	Merged business Half year ended 31 October 2003 £ 000	Half year ended 31 October 2002 £ 000	Full year ended 30 April 2003 £ 000

Other	3,114	625	2,489	4,525	9,344
Terminated deal costs	—	—	—	1,297	1,454
Restructuring costs	2,294	611	1,683	461	1,627
Amortisation of goodwill	2,274	1,378	896	896	1,851

Total administrative expenses	7,682	2,614	5,068	7,179	14,276

5. Reserves

	Share capital £ 000	Share premium £ 000	Other reserves £ 000	Merger reserve £ 000	Profit and loss £ 000

British Biotech plc at 1 May 2003	35,045	298,251	30,034	—	(305,215)
Vernalis Group plc at 1 May 2003	4,300	86,995	20,742	—	(116,577)
Merger reserve arising on the merger of British Biotech plc and Vernalis Group plc	(2,450)	(86,995)	—	89,445	—

Merged reserves at beginning of period	36,895	298,251	50,776	89,445	(421,792)
Movements during the period:
Shares issued by Vernalis Group plc	1,918	—	—	12,540	—
Loss for the period					(25,983)

At 31 October 2003	38,813	298,251	50,776	101,985	(447,775)

In May 2003 Vernalis Group Plc raised £14.4 million, net of expenses through a Placing and Open Offer.

6. Included within Current Liabilities is £7.2 million in respect of the 6.5% convertible loan from Roche, which became repayable as a result of the merger. This loan, including £0.2 million of interest, was repaid in November 2003.

7. Loss per share is based on the loss attributable to shareholders on 135.6 million shares being the weighted average number of share in issue for the half year.

8. The directors do not propose a dividend for the period.

9. A copy of the interim results for the six months ended 31 October 2003 will be sent to shareholders during February 2004. Further copies of the interim results are available from the Company's registered office at: Vernalis plc, Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA.

Vernalis plc: interim results for the
six months ended 31 October 2003

Independent review report to Vernalis plc

Introduction

We have been instructed by the company to review the financial information which comprises the unaudited consolidated profit and loss account, the unaudited consolidated balance sheet, the unaudited consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 January 2004